UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (TSE Code: 8306)

Notice Concerning Result of Tender Offer for Shares of Zenhoren Co., Ltd. (TSE Code: 5845) by Mitsubishi UFJ NICOS Co., Ltd. and Change in Consolidated Subsidiary (Sub-subsidiary)

Tokyo, April 4, 2025 — Mitsubishi UFJ NICOS Co., Ltd. (Representative Director and President, Norihiko Sumita; the “Tender Offeror”), a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. (Hironori Kamezawa, President & Group CEO; the “Company”), hereby announces that it resolved at its board of directors meeting held on February 14, 2025, to acquire the common shares of Zenhoren Co., Ltd. (the “Target Company”) through a tender offer (the “Tender Offer”), that it conducted the Tender Offer starting on February 17, 2025, and that the Tender Offer was completed on April 3, 2025, with the details set forth below.

The Company also hereby announces that as a result of the Tender Offer, the Target Company will become a consolidated subsidiary (sub-subsidiary) of the Company as of April 10, 2025 (commencement date of the settlement of the Tender Offer).

I	Result of the Tender Offer by the Company’s Wholly-owned Subsidiary (Mitsubishi UFJ NICOS Co., Ltd.)

With respect to the result of the Tender Offer, please see the attachment titled “Notice Concerning Result of Tender Offer for Shares of Zenhoren Co., Ltd. (TSE Code: 5845) by Mitsubishi UFJ NICOS Co., Ltd.”

II	Change in Consolidated Subsidiary (Sub-subsidiary)

1.	Reason for the Change

As a result of the Tender Offer, the Target Company will become a consolidated subsidiary (sub-subsidiary) of the Company as of April 10, 2025, the commencement date of the settlement of the Tender Offer. With respect to the purpose etc. of the Tender Offer, please see the press release titled “Notice Concerning Commencement of Tender Offer for Shares of Zenhoren Co., Ltd. (TSE Code: 5845) by Mitsubishi UFJ NICOS Co., Ltd. and Conclusion of Capital and Business Alliance Agreement with Zenhoren Co., Ltd.” released on February 14, 2025.

2.	Outline of the Subsidiary (Sub-subsidiary) to be Changed

(1) Name	Zenhoren Co., Ltd.
(2) Address	905 Ameku, Naha, Okinawa
(3) Name and Title of Representative	Hidehiko Ibaraki, Representative Director, President and Executive Officer
(4) Description of Business	Rent liability guarantee and rent management risk hedging
(5) Capital	1,698 million yen (as of February 28, 2025)
(6) Date of Incorporation	November 16, 2001
(7) Major Shareholders and Their Shareholding Ratios (as of September 30, 2024)	AZ-Star No. 3 Investment Limited Partnership	28.40%
	Investment Z1 Investment Limited Partnership	9.86%
	Yukiharu Sako	7.07%
	Custody Bank of Japan, Ltd. (Trust Account)	3.47%
	FP Initial Public Offering 5 Investment Limited Partnership	3.31%
	Hikari Tsushin, Inc.	2.10%
	BBH LUX/BROWN BROTHERS HARRIMAN	1.73%
	(LUXEMBOURG) SCA CUSTODIAN FOR SMD-AM FUNDS - DSBI JAPAN EQUITY SMALL CAP ABSOLUTE VALUE (standing proxy: Sumitomo Mitsui Banking Corporation)
	The Okinawa Kaiho Bank, Ltd.	1.67%
	Mitsubishi UFJ Factors Limited	1.67%
	Zenhoren Co., Ltd. Employee Share Ownership Association	1.51%

(8) Relationship between the Company and the Target Company

Capital Relationship	There are no applicable matters between the Company or the Tender Offeror and the Target Company. A subsidiary of the Company possesses shares of the Target Company for the purpose of temporary possession, etc. pertaining to the securities business (as of March 21, 2025). Also, Mitsubishi UFJ Factors Limited, a sub-subsidiary of the Company, possesses 384,615 common shares of the Target Company (ownership ratio: 1.46%) as of today.

Personnel Relationship	There are no applicable matters between the Company or the Tender Offeror and the Target Company

Business Relationship	The Target Company engages with the Tender Offeror in acquiring transactions related to rent payment by credit card and issuing transactions related to corporate cards, etc. Also, the Target Company engages in banking transactions with MUFG Bank, Ltd., transactions related to specified monetary trusts, property leasing, and management of shareholder registers, etc. with Mitsubishi UFJ Trust and Banking Corporation, transactions related to consignment of collection work, etc. via direct debit from bank accounts with Mitsubishi UFJ Factors Limited, and transactions related to stock option administration, etc. with Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

Status as Related Party	There are no applicable matters.

(9) Target Company’s financial conditions and business results for the most recent three years
Accounting period	Fiscal year ended March 2022 (21st term)		Fiscal year ended March 2023 (22nd term)		Fiscal year ended March 2024 (23rd term)
Net assets	2,980 million yen		1,453 million yen		4,759 million yen
Total assets	24,723 million yen		20,425 million yen		21,793 million yen
Net assets per share	40.26 yen		79.03 yen		217.22 yen
Sales	21,705 million yen		23,846 million yen		24,510 million yen
Operating profit	1,699 million yen		1,904 million yen		2,224 million yen
Ordinary profit	1,619 million yen		1,844 million yen		2,189 million yen
Net profit	1,387 million yen		773 million yen		1,538 million yen
Net profit per share	58.59 yen		32.65 yen		76.09 yen
Dividend per share
Common share	-		-		30 yen
(Interim dividend per share)	(-)		(-)		(-)
Preferred share	8 yen		4 yen		-
(Interim dividend per share)	(4 yen	)	(4 yen	)	(-)

(Note)	Item “(7) Major Shareholders and Their Shareholding Ratios (as of September 30, 2024)” is quoted from the Semi-Annual Securities Report for the 24th Fiscal Period submitted by the Target Company on November 14, 2024.

3.	Number of Shares to be Acquired, Acquisition Price, and Status of Shares Held Before and After the Acquisition

(1) Number of shares held before the change	0 shares (Number of voting rights: 0) (Voting rights ownership ratio: 0.00%)
(2) Number of shares to be acquired	13,026,468 shares (Number of voting rights: 130,264) (Voting rights ownership ratio: 50.26%)
(3) Acquisition price	Common shares of Zenhoren Co., Ltd.: 13,026 million yen
(4) Number of shares held after the change	13,026,468 shares (Number of voting rights: 130,264) (Voting rights ownership ratio: 50.26%)

(Note 1)	When calculating the “Voting rights ownership ratio”, the denominator used is the number of voting rights (259,185) attached to the number of shares (25,918,599 shares) representing the total number of issued shares of the Target Company as of December 31, 2024 (26,997,800 shares) stated in the “Summary of Third-Quarter Non-Consolidated Financial Results (Japanese GAAP) for the Fiscal Year Ending March 2025” released by the Target Company on February 14, 2025, less the number of treasury shares held by the Target Company as of the same date (1,079,201 shares).

(Note 2)	“Voting rights ownership ratio” has been rounded to the second decimal place.

(Note 3)	“Acquisition price” does not include advisory fees etc.

4.	Date of Change (Planned)

April 10, 2025 (commencement date of the settlement of the Tender Offer)

5.	Future Prospects

The effects on earnings resulting from the change in consolidated subsidiary (sub-subsidiary) through the Tender Offer will be minor.

End

These materials are disclosures by Mitsubishi UFJ Financial Group, Inc. (the parent company of the Tender Offeror) pursuant to the Securities Listing Enforcement Rules, and also the means by which public announcements are made by Mitsubishi UFJ Financial Group, Inc., in accordance with Article 30, Paragraph 1, Item (4) of the Financial Instruments and Exchange Act Enforcement Order pursuant to a request from the Tender Offeror.

Mitsubishi UFJ NICOS Co., Ltd.

Notice Concerning Result of Tender Offer for Shares of Zenhoren Co., Ltd. (TSE Code: 5845) by Mitsubishi UFJ NICOS Co., Ltd.

Tokyo, April 4, 2025 --- Mitsubishi UFJ NICOS Co., Ltd. (Representative Director and President, Norihiko Sumita; the “Tender Offeror”) hereby announces that it resolved at its board of directors meeting held on February 14, 2025, to acquire the common shares of Zenhoren Co., Ltd. (Hidehiko Ibaraki, Representative Director and President; TSE Code: 5845; listed on the Standard Market of the Tokyo Stock Exchange, Inc. (the “TSE”); the “Target Company”) through a tender offer (the “Tender Offer”) under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) (the “Act”), that it conducted the Tender Offer starting on February 17, 2025, and that the Tender Offer was completed on April 3, 2025, with details as described below.

1. Outline of the Tender Offer

(1) Name and Address of the Tender Offeror

Name:   Mitsubishi UFJ NICOS Co., Ltd.

Address:  3-33-5, Hongo, Bunkyo-ku, Tokyo

(2) Name of the Target Company

Zenhoren Co., Ltd.

(3) Type of Share Certificates, Etc. Subject to the Tender Offer

Common shares

(4) Number of Share Certificates, etc. to be Purchased

Type of share certificates, etc.	Number of share certificates, etc. to be purchased	Minimum number of share certificates, etc. to be purchased	Maximum number of share certificates, etc. to be purchased
Common shares	13,026,385 (shares)	11,661,185 (shares)	13,026,385 (shares)
Total	13,026,385 (shares)	11,661,185 (shares)	13,026,385 (shares)

(Note 1)

If the total number of share certificates, etc. tendered in the Tender Offer (the “Tendered Share Certificates, Etc.”) is less than the minimum number of share certificates, etc. to be purchased (11,661,185 shares), the Tender Offeror will not purchase any of the Tendered Share Certificates, Etc. If the total number of the Tendered Share Certificates, Etc. exceeds the maximum number of share certificates, etc. to be purchased (13,026,385 shares), the Tender Offeror will not purchase all or any portion of the excess share certificates, etc. and will accept delivery of share certificates, etc. and other settlement in relation to the purchase, etc. in accordance with the pro rata method prescribed in Article 27-13, Paragraph 5 of the Act and Article 32 of the Cabinet Office Order on Disclosure Required for Tender Offer for Share Certificates, Etc. by Person Other Than Issuers (Ministry of Finance Order No. 38 of 1990, as amended; the “Cabinet Office Order on Disclosure Required for Tender Offer”).

(Note 2)

Shares less than one unit are also subject to the Tender Offer. If the right to demand the purchase of shares less than one unit is exercised by a shareholder in accordance with the Companies Act, the Target Company may purchase its own shares during the Tender Offer Period in accordance with the procedures prescribed in laws and regulations.

(Note 3)	The Tender Offeror does not intend to acquire treasury shares held by the Target Company through the Tender Offer.

(5) Period of the Tender Offer

(A) Period of the Tender Offer

From February 17, 2025 (Monday) through April 3, 2025 (Thursday) (32 business days)

(B) Possibility of Extension by Request of the Target Company

There are no applicable matters.

(6) Price of the Tender Offer

Common shares: 1,000 yen per one share of common stock

2.	Result of Tender Offer

(1)	Outcome of the Tender Offer

In the Tender Offer, it was a condition that if the total number of Tendered Share Certificates, Etc. was less than the minimum number of share certificates, etc. to be purchased (11,661,185 shares), the Tender Offeror would not purchase any of the Tendered Share Certificates, Etc. Because the total number of Tendered Share Certificates, Etc. (15,718,947 shares) was greater than the minimum number of share certificates, etc. to be purchased (11,661,185 shares) and exceeded the maximum number of share certificates, etc. to be purchased (13,026,385 shares), the Tender Offeror will not purchase all or any portion of the excess share certificates, etc. and will accept delivery of share certificates, etc. and otherwise make a settlement in relation to the purchase, etc. in accordance with the pro rata method prescribed in Article 27-13, Paragraph 5 of the Act and Article 32 of the Cabinet Office Order on Disclosure Required for Tender Offer, as described in the Public Notice of the Commencement of the Tender Offer and the Tender Offer Registration Statement (as amended by the Amendment Statement to the Tender Offer Registration Statement).

(2) Date of Public Notice of Results of the Tender Offer, and Name of Newspaper in which Public Notices Are to Appear

Pursuant to the provisions of Article 27-13, Paragraph 1 of the Act, on April 4, 2025, at the TSE, the Tender Offeror announced to the press the results of the Tender Offer in the manner set forth in Article 9-4 of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended) and Article 30-2 of the Cabinet Office Order on Disclosure Required for Tender Offer.

(3) Number of Purchased Share Certificates, Etc.

Type of share certificates, etc.	Number of tendered shares on a number-of-shares basis		Number of purchased shares on a number-of-shares basis
Share certificates	15,718,947 shares		13,026,468 shares
Certificate of Stock Acquisition Rights	- shares		- shares
Certificate of bond with Stock Acquisition Rights	- shares		- shares
Trust beneficiary certificate for share certificates, etc.	- shares		- shares
( )
Depositary receipt for share certificates, etc. ( )	- shares		- shares
Total	15,718,947 shares		13,026,468 shares
(Total number of potential share certificates, etc.)	(- shares	)	(- shares	)

(4) Ownership Ratio of Share Certificates, etc. after the Tender Offer

Number of voting rights represented by the share certificates, etc. held by the Tender Offeror before the Tender Offer	0	(Ownership ratio of share certificates, etc. before the Tender Offer: 0.00%)
Number of voting rights represented by the share certificates, etc. held by special related persons before the Tender Offer	3,846	(Ownership ratio of share certificates, etc. before the Tender Offer: 1.48%)
Number of voting rights represented by the share certificates, etc. held by the Tender Offeror after the Tender Offer	130,264	(Ownership ratio of share certificates, etc. after the Tender Offer: 50.26%)
Number of voting rights represented by the share certificates, etc. held by special related persons after the Tender Offer	3,846	(Ownership ratio of share certificates, etc. after the Tender Offer: 1.48%)
Total number of voting rights of all shareholders, etc. of the Target Company	230,634

(Note 1)

The number of voting rights attached to the shares held by Mitsubishi UFJ Factors is indicated in the “Number of voting rights represented by the share certificates, etc. held by special related persons before the Tender Offer” and “Number of voting rights represented by the share certificates, etc. held by special related persons after the Tender Offer”.

(Note 2)

“Total number of voting rights of all shareholders, etc. of the Target Company” is the number of voting rights of all shareholders of the Target Company as of September 30, 2024, stated in the Semi-Annual Securities Report for the 24th Fiscal Period submitted by the Target Company on November 14, 2024. However, because shares less than one unit are also subject to the Tender Offer, when calculating the “Ownership ratio of share certificates, etc. before the Tender Offer” and the “Ownership ratio of share certificates, etc. after the Tender Offer”, the denominator used is the number of voting rights (259,185) attached to the number of shares (25,918,599 shares) representing the total number of issued shares of the Target Company as of December 31, 2024 (26,997,800 shares), less the number of treasury shares held by the Target Company as of December 31, 2024 (1,079,201 shares).

(Note 3)	“Ownership ratio of share certificates, etc. before the Tender Offer” and “Ownership ratio of share certificates, etc. after the Tender Offer” have been rounded to the second decimal place.

(5) Calculations When Making Pro Rata Purchases, etc.

Because the total number of Tendered Share Certificates, Etc. (15,718,947 shares) exceeded the maximum number of share certificates, etc. to be purchased (13,026,385 shares), the Tender Offeror will not purchase all or any portion of the excess share certificates, etc. and will accept delivery of share certificates, etc. and otherwise make a settlement in relation to the purchase, etc. in accordance with the pro rata method prescribed in Article 27-13, Paragraph 5 of the Act and Article 32 of the Cabinet Office Order on Disclosure Required for Tender Offer, as described in the Public Notice of the Commencement of the Tender Offer and the Tender Offer Registration Statement (as amended by the Amendment Statement to the Tender Offer Registration Statement) (if the number of Tendered Share Certificates, Etc. contains a portion of shares less than one unit (100 shares), the number of shares to be purchased, as calculated on a pro rata basis, will be limited to the number of Tendered Share Certificates, Etc.).

The total number of shares to be purchased from the Tendering Shareholders (meaning shareholders who tendered their shares in the Tender Offer; hereinafter the same), when calculated by rounding off the number of shares less than one unit resulting from the pro rata calculation method, exceeded the maximum number of share certificates, etc. to be purchased; accordingly, starting from Tendering Shareholder with the largest number of shares rounded up as a result of the calculation above, the number of shares to be purchased was reduced by one unit per Tendering Shareholder (in the case where shares less than one unit are contained in the number of share certificates, etc. to be purchased calculated using the pro rata calculation method, the number of such shares less than one unit) until any further reduction would result in a number lower than the maximum number of share certificates, etc. to be purchased. However, since the number of shares to be purchased would fall below the maximum number of shares to be purchased if the purchased shares were reduced in this way from multiple Tendering Shareholders that have the same number of shares rounded up, the Tender Offeror chose, by lottery, the shareholders from the Tendering Shareholders whose shares should be purchased, within a range that does not fall below the maximum number of shares to be purchased.

(6) Method of Settlement

(A) Name and Address of Head Office of the Securities Company, Bank, etc. in Charge of the Settlement of the Tender Offer

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

1-9-2, Otemachi, Chiyoda-ku, Tokyo

Mitsubishi UFJ e-Smart Securities Co., Ltd. (sub-agent)

3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo

(B) Commencement Date of Settlement

April 10, 2025 (Thursday)

(C) Method of Settlement

A notice regarding the purchase under the tender offer will be mailed to the address or location of the Tendering Shareholders (or the address of the standing proxy in the case of foreign shareholders) without delay after expiration of the Tender Offer Period. Delivery of such notice by the sub-agent will be made electromagnetically by displaying the notice on the website after logging in.

The purchase will be settled in cash. The tender offer agent or the sub-agent will remit the sales proceeds pertaining to the share certificates, etc. that have been purchased to a location specified by each Tendering Shareholder (in the case of a foreign shareholder, by its standing proxy) or pay such sales proceeds into the account of the Tendering Shareholder with the tender offer agent or the sub-agent through which the shares were tendered without delay after the commencement date of the settlement in accordance with the instructions of each Tendering Shareholder (in the case of a foreign shareholder, by its standing proxy).

3.	Policies etc. after the Tender Offer and Future Prospects

In regard to the policies etc. after the Tender Offer and future prospects, there is no change from the policies and prospects described in the press release titled “Notice Concerning Commencement of Tender Offer for Shares of Zenhoren Co., Ltd. (TSE Code: 5845) by Mitsubishi UFJ NICOS Co., Ltd. and Conclusion of Capital and Business Alliance Agreement with Zenhoren Co., Ltd.” released by the Tender Offeror on February 14, 2025 (as amended by the subsequent press release titled “(Amendment) Notice Concerning Amendments to ‘Notice Concerning Commencement of Tender Offer for Shares of Zenhoren Co., Ltd. (TSE Code: 5845) by Mitsubishi UFJ NICOS Co., Ltd. and Conclusion of Capital and Business Alliance Agreement with Zenhoren Co., Ltd.’ and to the Public Notice of Commencement of Tender Offer in Accordance with Filing by Mitsubishi UFJ NICOS Co., Ltd. of Amendment to Tender Offer Registration Statement” dated March 4, 2025).

4.	Place where a Copy of the Tender Offer Report is Available for Public Inspection

Mitsubishi UFJ NICOS Co., Ltd.	3-33-5, Hongo, Bunkyo-ku, Tokyo
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

End